Sanofi Pasteur Partners With Vivalis

For The Discovery of Human Monoclonal

Antibodies Against Infectious Diseases

Lyon, France – June 8, 2010 – Sanofi Pasteur, the vaccines division of sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today the signature with Vivalis (NYSE and Euronext: VLS) of a commercial license and collaboration agreement for the discovery and development of fully human monoclonal antibodies against several infectious diseases.

Under the terms of the agreement, Sanofi Pasteur and its affiliates acquire exclusive access to Vivalis’ platform for the discovery of fully human monoclonal antibodies targeting clinically significant infectious diseases, and will obtain worldwide exclusive development and commercialization rights for the discovered antibodies.

“Passive immunization can be a powerful treatment option against infectious diseases in sometimes life threatening situations. Vivalis’ Humalex® technology allows rapid identification of clinically relevant fully human antibodies, as well as their related antigen. This opens up new medical solutions to prevent or treat serious infections,” said Michel de Wilde, Senior Vice President, Research and Development, Sanofi Pasteur. “We are pleased to team up with Vivalis to discover and develop new biologicals against infectious diseases for patients worldwide.”

“We are very excited about this collaboration with Sanofi Pasteur. This is the first major commercial agreement on the Humalex® platform but it also represents a strong validation of the technology. Vivalis is today one of a very few companies able to propose a fully integrated offering from the discovery of fully human monoclonal antibodies to the production of clinical batches. We are particularly proud to enter this new domain with a leader that has already heavily invested in the field”, said Franck Grimaud, Chief Executive Officer of Vivalis.

Vivalis will receive an upfront payment of 3 million euros, and may receive development milestone payments of up to 35 million euros over the course of the development of each infectious disease indication, as well as royalty payments associated with product sales. In addition, Sanofi Pasteur will finance agreed upon collaborative research activities related to the infectious diseases programs.

About Vivalis mabs development platform

Vivalis’ HUMALEX® platform is a potent technology for the discovery of fully human monoclonal antibodies produced by activated and immortalized B lymphocytes isolated from selected human donors. It is used for the discovery and development of human monoclonal antibodies for both therapeutic and diagnostic applications.

About VIVALIS

VIVALIS (NYSE and Euronext: VLS) is a biopharmaceutical company that provides innovative cell-based solutions to the pharmaceutical industry for the manufacture of vaccines and proteins, and develops drugs for the prevention and treatment of viral diseases.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2009, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Contacts

Global Media Relations	US Media Relations

Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us